SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Notice of the Meeting and Record Date, dated May 2, 2008

 Document 1

May 2, 2008

Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick
X	Alberta	X	Nova Scotia		TSX Venture
X	Saskatchewan	X	Prince Edward Island
X	Manitoba	X	Newfoundland	X	TSX
X	Ontario		North West Territories
X	Quebec		Yukon
Nunavut

Dear Sirs:

RE:      ACE Aviation Holdings Inc. – Class B – ISIN CA00440P1027
             Class A – ISIN CA00440P2017
             Class A (144A) – ISIN US00440P3001

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 30, 2008
RECORD DATE FOR NOTICE:	May 30, 2008
RECORD DATE FOR VOTING:	May 30, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 30, 2008
SECURITIES ENTITLED TO NOTICE:	Class B Voting Class A Variable Voting
SECURITIES ENTITLED TO VOTE:	Class B Voting Class A Variable Voting

Yours very truly,
CIBC MELLON TRUST COMPANY

(s) Oudomphone Phomphakdy
Associate Manager
Client Relations
Tel: (514) 285-3649

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	May 20, 2008	By:	/s/ BRIAN DUNNE
Name: Brian Dunne Title: Executive Vice President and Chief Financial Officer